SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13G

                                 (RULE 13d-102)

   Information to be Included in Statements Filed Pursuant to ss.240.13d-1(b),
        (c) and (d) and Amendments Thereto Filed Pursuant to ss.240.13d-2

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*


                                Healthsouth Corp
                         ------------------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    421924309
                         ------------------------------
                                 (CUSIP Number)

                                December 31, 2008
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

            Check the appropriate box to designate the rule pursuant
                        to which this Schedule is filed:

                                (x) Rule 13d-1(b)
                                ( ) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

----------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

1.   NAME OF REPORTING PERSONS

     TIAA-CREF Investment Management, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( )
                                                      (b) ( )


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER                      3,222,998

     6.   SHARED VOTING POWER                    0

     7.   SOLE DISPOSITIVE POWER                 3,222,998

     8.   SHARED DISPOSITIVE POWER               0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                 3,222,998

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ( )

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                 3.66%

12.  TYPE OF REPORTING PERSON

                        IA

1.   NAME OF REPORTING PERSONS

     College Retirement Equities Fund-Stock Account

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( )
                                                      (b) ( )


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     New York

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER                           0

     6.   SHARED VOTING POWER                         2,647,880

     7.   SOLE DISPOSITIVE POWER                      0

     8.   SHARED DISPOSITIVE POWER                    2,647,880

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      2,647,880

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ( )


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                      3.008%

12.  TYPE OF REPORTING PERSON

                                                      IV

1.   NAME OF REPORTING PERSONS

     Teachers Advisors, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ( )
                                                      (b) ( )


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED
BY EACH REPORTING PERSON WITH:

     5.   SOLE VOTING POWER                           994,338

     6.   SHARED VOTING POWER                         0

     7.   SOLE DISPOSITIVE POWER                      994,338

     8.   SHARED DISPOSITIVE POWER                    0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                      994,338

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ( )


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                      1.13%

12.  TYPE OF REPORTING PERSON

                                                      IA

ITEM 1(a).       NAME OF ISSUER:

                    Heathsouth Corp.

ITEM 1(a).       ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                    One Healthsouth Parkway
                    Birmingham, AL 35243

ITEMS 2(a)-2(c).    NAME, ADDRESS OF PRINCIPAL BUSINESS OFFICE, AND
                    CITIZENSHIP OF PERSONS FILING:

                    TIAA-CREF Investment Management, LLC ("Investment
                    Management")
                    730 Third Avenue
                    New York, NY 10017-3206
                    Citizenship:  Delaware

                    College Retirement Equities Fund-Stock Account ("CREF Stock Account")
                    730 Third Avenue
                    New York, NY 10017-3206
                    Citizenship:  New York

                    Teachers Advisors, Inc. ("Advisors")
                    730 Third Avenue
                    New York, NY 10017-3206
                    Citizenship:  Delaware


ITEM 2(d).       TITLE OF CLASS OF SECURITIES:

                    Common Stock

ITEM 2(e).       CUSIP NUMBER:

                    421924309

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO ss.240.13d-1(b), OR ss.240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:


INVESTMENT MANAGEMENT

(a)  ( )         Broker or dealer registered under Section 15 of the Exchange
                 Act.

(b)  ( )         Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  ( )         Insurance Company as defined in Section 3(a)(19) of the
                 Exchange Act.

(d)  ( )         Investment Company registered under Section 8 of the Investment
                 Company Act.

(e)  (x)         An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E).

(f)  ( )         An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F).

(g)  ( )         A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G).

(h)  ( )         A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act.

(i)  ( )         A church plan that is excluded from the definition of an
                 investment company under Section 3(c)(14) of the Investment
                 Company Act.

(j)  ( )         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CREF STOCK ACCOUNT

(a)  ( )         Broker or dealer registered under Section 15 of the Exchange
                 Act.

(b)  ( )         Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  ( )         Insurance Company as defined in Section 3(a)(19) of the
                 Exchange Act.

(d)  (x)         Investment Company registered under Section 8 of the Investment
                 Company Act.

(e)  ( )         An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E).

(f)  ( )         An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F).

(g)  ( )         A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G).

(h)  ( )         A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act.

(i)  ( )         A church plan that is excluded from the definition of an
                 investment company under Section 3(c)(14) of the Investment
                 Company Act.

(j)  ( )         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

ADVISORS

(a)  ( )         Broker or dealer registered under Section 15 of the Exchange
                 Act.

(b)  ( )         Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  ( )         Insurance Company as defined in Section 3(a)(19) of the
                 Exchange Act.

(d)  ( )         Investment Company registered under Section 8 of the Investment
                 Company Act.

(e)  (x)         An investment adviser in accordance with Rule
                 13d-1(b)(1)(ii)(E).

(f)  ( )         An employee benefit plan or endowment fund in accordance with
                 Rule 13d-1(b)(1)(ii)(F).

(g)  ( )         A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G).

(h)  ( )         A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act.

(i)  ( )         A church plan that is excluded from the definition of an
                 investment company under Section 3(c)(14) of the Investment
                 Company Act.

(j)  ( )         Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


If this statement is filed pursuant to Rule 13d-1(c), check this box. ( )

ITEM 4.          OWNERSHIP

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

                 (a) Aggregate amount beneficially owned: 4,217,336 (See Exhibit A)

                 (b) Percent of class: 4.79%

                 (c) Number of shares as to which the person has:

                           INVESTMENT MANAGEMENT   CREF-STOCK ACCOUNT   ADVISORS
                           ---------------------   ------------------   --------

Sole Voting Power:         3,222,998               0                    994,338

Shared Voting Power:       0                       2,647,880            0

Sole Dispositive Power:    3,222,998               0                    994,338

Shared Dispositive Power:  0                       2,647,880            0

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (x) See Exhibit A.

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not Applicable

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not Applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not Applicable

ITEM 10.         CERTIFICATIONS.

                 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                 SIGNATURE.

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                 Date: February 13, 2009

                                           TIAA-CREF INVESTMENT
                                           MANAGEMENT, LLC

                                           By: /s/ Michael Albert
                                               ---------------------------------
                                           Michael Albert
                                           Managing Director, Control Services


                                           COLLEGE RETIREMENT EQUITIES
                                           FUND-STOCK ACCOUNT

                                           By: /s/ Michael Albert
                                               ---------------------------------
                                           Michael Albert
                                           Managing Director Control Services


                                           TEACHERS ADVISORS, INC.

                                           By: /s/ Mike Albert
                                               ---------------------------------
                                           Michael Albert
                                           Managing Director, Control Services

                                    EXHIBIT A
                                    ---------


ITEM 6. OWNERSHIP.

TIAA-CREF Investment Management, LLC ("Investment Management") acts as the investment adviser to the College Retirement Equities Fund ("CREF"), a registered investment company, and may be deemed to be a beneficial owner of 3,222,998 shares of Issuer's common stock owned by CREF. The 2,647,880 shares of common stock separately referenced in Item 4(c) for the CREF Stock Account are included within the 3,222,998 shares owned by CREF. Teachers Advisors, Inc. ("Advisors") is the investment adviser to three registered investment companies, TIAA-CREF Funds ("Mutual Funds"), TIAA-CREF Life Funds ("Life Funds"), and TIAA Separate Account VA-1 ("VA-1"), as well as the TIAA-CREF Asset Management Commingled Funds Trust I ("TCAM Funds"), and may be deemed to be a beneficial owner of 994,338 shares of Issuer's common stock owned by the Mutual Funds, Life Funds and VA-1. Investment Management and Advisors are reporting their combined holdings for the purpose of administrative convenience. These shares were acquired in the ordinary course of business, and not with the purpose or effect of changing or influencing control of the Issuer. Each of Investment Management and Advisors expressly disclaims beneficial ownership of the other's securities holdings and each disclaims that it is a member of a "group" with the other.